UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 2020

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Underwriting Agreement

In connection with the Physical Delivery Forward Transaction (as defined below), on September 8, 2020, Maxeon Solar Technologies, Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc. (“BofA”) acting as representative of the several underwriters named therein (the “Underwriters”) and Morgan Stanley & Co. LLC pursuant to which the Company may offer and sell through the Underwriters shares of its ordinary shares, no par value (the “Ordinary Shares”), having an aggregate gross sales price of up to $60.0 million (the “Shares”), from time to time, during the Note Valuation Period (as defined herein). The Shares that may be sold pursuant to the Underwriting Agreement will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-248564) (the “Registration Statement”), as supplemented by the prospectus supplement dated September 8, 2020 relating to the sale of the Shares (the “Prospectus Supplement”).

Under the Underwriting Agreement, any Shares will be sold at prevailing market prices at the time of sale or at negotiated prices. The Underwriters will receive all of the proceeds from the sale of such Shares and the Company will not receive any proceeds from the sale of such Shares.

The Shares will be sold pursuant to the Registration Statement, and offerings of the Shares will be made only by means of the Prospectus Supplement. This report on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the securities discussed herein, nor shall there be any offer, solicitation or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The representations and warranties contained in the Underwriting Agreement were made only for purposes of the transactions contemplated by the Underwriting Agreement as of specific dates and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable under securities laws, among other limitations. The representations and warranties were made for purposes of allocating contractual risk between the parties to the Underwriting Agreement and should not be relied upon as a disclosure of factual information relating to the Company, BofA or the transactions described in this report on Form 6-K.

The foregoing description of the material terms of the Underwriting Agreement is qualified in its entirety by reference to the full agreement, a copy of which is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

Commencement of Note Valuation Period

On July 17, 2020, the Company completed the issuance and sale of $200.0 million aggregate principal amount of its 6.50% green convertible senior notes (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The Notes are not currently convertible. After giving effect to the Company’s spin-off transaction from SunPower Corporation that was completed on August 26, 2020 and the satisfaction of certain other conditions, including execution of the Underwriting Agreement, the Note Valuation Period (as defined in the Indenture, dated as of July 17, 2020 (the “Indenture”), between the Company and Deutsche Bank Trust Company Americas, as trustee, governing the Notes) commenced on September 9, 2020. The initial conversion price for the Notes will represent a premium of approximately 15% over the Maxeon spin-off reference price, which will be the average of the daily volume-weighted average prices per Ordinary Share during the 15 consecutive trading days commencing on September 9, 2020 and ending on September 29, 2020. The conversion rate and conversion price will be subject to adjustment in specified circumstances.

Pursuant to Section 5.10 of the Indenture, the Company issued a press release on September 8, 2020 announcing that the Note Valuation Period would commence on September 9, 2020. A copy of the press release is filed as Exhibit 99.2 to this report on Form 6-K and is incorporated herein by reference.

Physical Delivery Forward Transaction and Prepaid Forward Transaction

The previously announced prepaid forward transaction between the Company and Merrill Lynch International (“MLI”), an affiliate of BofA, (the “Prepaid Forward Transaction”) and physical delivery forward transaction between the Company and MLI (the “Physical Delivery Forward Transaction” and together with the Prepaid Forward Transaction, the “Forward Transactions”) became effective as of September 9, 2020.

The Forward Transactions are generally expected to facilitate privately negotiated derivative transactions that purchasers of the Notes may enter into with MLI or its affiliates, including swaps, relating to Ordinary Shares by which purchasers of the Notes will establish short positions relating to Ordinary Shares in order to hedge their investments in the Notes.

Neither the Company nor MLI (or their affiliates) will control how such purchasers of Notes may use such derivative transactions. In addition, such purchasers may enter into other transactions relating to Ordinary Shares or the Notes in connection with or in addition to such derivative transactions, including the purchase or sale of Ordinary Shares. As a result, the existence of the Forward Transactions, such derivative transactions and any related market activity could cause more purchases or sales of Ordinary Shares over the term of the Forward Transactions than there otherwise would have been had the Company not entered into the Forward Transactions, and such purchases or sales could potentially increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of Ordinary Shares.

In addition, in connection with the settlement or unwind of the Forward Transactions, MLI or their affiliates may purchase Ordinary Shares, and such purchases may have the effect of increasing, or preventing a decline in, the market price of Ordinary Shares.

The effect, if any, of any of these transactions and activities on the market price of Ordinary Shares will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of Ordinary Shares.

On September 8, 2020, the Company and MLI amended and restated the Physical Delivery Forward Confirmation, previously entered into on July 17, 2020, to clarify the mechanics pursuant to which the Physical Delivery Forward Counterparty would deliver Ordinary Shares to the Company or a third party-trustee designated by the Company for no consideration at or around the maturity of the Notes subject to the conditions set forth in the agreements governing the Physical Delivery Forward Transaction. The foregoing description of the Physical Delivery Forward Transaction is qualified in its entirety by reference to the full Amended and Restated Physical Delivery Forward Confirmation, a copy of which is filed as Exhibit 99.3 to this report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

This Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statements of the Company on Form S-8 (File No. 333-241709) and on Form F-3 (File No. 333-248564), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Underwriting Agreement, dated as of September 8, 2020, by and between Maxeon Solar Technologies, Ltd., BofA Securities, Inc. and Morgan Stanley & Co. LLC

99.2	Press release dated September 8, 2020

99.3	Amended and Restated Physical Delivery Forward Confirmation, dated as of September 8, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International

99.4	Opinion of Jones Day

99.5	Consent of Jones Day (included in Exhibit 99.4)

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the effects of entering into the Underwriting Agreement and the Forward Transactions. These forward-looking statements are based on the Company’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) the Company’s expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to the Company’s operations and supply chain that may result from epidemics or natural disasters, including impacts of the COVID-19 pandemic; (c) anticipated product launch timing and the Company’s expectations regarding ramp, customer acceptance, upsell and expansion opportunities; (d) the Company’s expectations and plans for short- and long-term strategy, including the Company’s anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) the Company’s liquidity, substantial indebtedness, and ability to obtain additional financing for the Company’s projects and customers; (f) the Company’s upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance Line solar panels, expected cost reduction, and future performance; (g) the Company’s strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and the Company’s ability to achieve them; (h) the Company’s financial plans; (i) the Company’s expectations regarding the potential outcome, or financial or other impact on the Company or any of its businesses as a result of the Company’s previously completed spin-off from SunPower Corporation, or regarding potential future sales or earnings of the Company or any of its businesses or potential shareholder returns; and (j) adjustments by note investors of their hedging positions in the Company’s ordinary shares. A detailed discussion of these factors and other risks that affect the Company’s business is included in filings the Company makes with the SEC from time to time, including the Company’s Form 20-F, which was declared effective by the SEC on August 4, 2020, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of the Company’s Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to the Company, and the Company assumes no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 9, 2020	By:	/s/ Joanne Solomon
Joanne Solomon
Chief Financial Officer